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                                                               EXHIBIT (a)(1)(I)

                          [GULF INDONESIA LETTERHEAD]

June 12, 2002

Dear Shareholder:

     I am pleased to inform you that on June 7, 2002, Gulf Indonesia Resources Limited, Conoco Inc. and Conoco Canada Resources Limited, a wholly owned subsidiary of Conoco and the holder of approximately 70.7% of Gulf Indonesia's outstanding common shares (calculated on a fully diluted basis), entered into a Support Agreement providing for the tender offer by Conoco Canada for all of the outstanding common shares of Gulf Indonesia not owned by Conoco Canada at a price of U.S.$13.25 per share, net to the seller in cash, without interest thereon (the "Offer").

     Conoco Canada has now commenced the Offer. Following the consummation of the Offer, Conoco Canada has agreed to use its best efforts to consummate a second-step transaction to acquire all remaining shares of Gulf Indonesia not tendered in the Offer at a price of U.S.$13.25 per share in cash if the conditions to such second-step transaction have been satisfied or waived. The second-step transaction would be effected under the laws of New Brunswick, Canada pursuant to a compulsory acquisition or a statutory transaction such as an amalgamation, arrangement or share consolidation.

     The Board of Directors of Gulf Indonesia and a committee of independent directors of Gulf Indonesia have (1) approved the Offer and the Support Agreement and (2) determined that the Offer is fair to the shareholders of Gulf Indonesia (other than Conoco Canada) and in the best interests of Gulf Indonesia and the shareholders of Gulf Indonesia (other than Conoco Canada). THE BOARD OF DIRECTORS OF GULF INDONESIA AND THE INDEPENDENT COMMITTEE RECOMMEND THAT SHAREHOLDERS OF GULF INDONESIA ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at their recommendations, the Board of Directors of Gulf Indonesia and the independent committee gave careful consideration to the factors described in the enclosed tender offer materials and Gulf Indonesia's Solicitation/Recommendation Statement on Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is the written Valuation and Fairness Opinion of RBC Dominion Securities Inc. that, as of June 6, 2002, (1) the fair market value for the shares of Gulf Indonesia was in the range of U.S.$11.50 to U.S.$14.00 per share and (2) the U.S.$13.25 per share in cash to be received by shareholders of Gulf Indonesia (other than Conoco Canada) in the Offer was fair, from a financial point of view, to such shareholders.

     Enclosed for your consideration are copies of the Offer to Purchase and other tender offer materials and Gulf Indonesia's Schedule 14D-9, which are being filed today with the U.S. Securities and Exchange Commission and applicable Canadian securities commissions. These documents should be read carefully.

                                          Sincerely,

                                          /s/ Robert H. Allen

                                          Robert H. Allen
                                          Chairman of the Board